Exhibit (e)(4)

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

June 9, 2003

ICN Pharmaceuticals, Inc.

Attn: Board of Directors of ICN Pharmaceuticals, Inc.

c/o Robert W. O’Leary, Chairman and Chief Executive Officer

International Headquarters

ICN Plaza

3300 Hyland Avenue

Costa Mesa, California 92626

Gentlemen:

This replies to your letter of Saturday evening.

Having reviewed your letter, I am concerned that ICN has misunderstood the reason for Ribapharm’s request for additional time. Accordingly, I thought it best to clarify Ribapharm’s position.

Your letter suggests that it is your belief that Ribapharm requested that ICN agree to refrain from commencing its tender offer until June 23 because Ribapharm believes that it will not be prepared to formulate its response to ICN’s proposal until that time. In fact, we determined that it was appropriate to request that ICN refrain from commencing its tender offer until June 23 in recognition of the fact that Ribapharm would have ten business days after ICN commences its tender offer to formulate a recommendation. Of course, there is no assurance that Ribapharm will be prepared to formulate a recommendation at that time.

Your letter offers the view that “ICN does not feel that it is in its interest, or in the interest of Ribapharm’s public stockholders, to agree to the delay in commencement requested in [my] letter.” I note that it is the Ribapharm Board, and not ICN, that has the responsibility of assessing what is in the best interests of Ribapharm and its public stockholders. As communicated in my letter of June 6, the Ribapharm Board of Directors has determined that it would be best for Ribapharm and its public stockholders for ICN to delay the commencement of its tender offer until June 23, 2003. As such, I would urge ICN to reconsider our request.

Finally, I note your request that we instruct Morgan Stanley to meet with ICN’s management and financial advisors to gain a better appreciation of ICN’s proposal. We fully intend to request such a meeting once Morgan Stanley and the Ribapharm Board and their other advisors determine such a meeting would be productive. Inasmuch as we learned of ICN’s proposal one week ago, however, we are not yet prepared to have such a meeting. We will, of course, let you know when we are prepared to have that meeting.

Once again, and in light of the clarification of Ribapharm’s position set forth herein, we urge ICN to reconsider its position regarding the commencement of the tender offer and to commit to Ribapharm that the tender offer will not be commenced prior to June 23, 2003. Because time is of the essence, we would most appreciate your prompt reply to our reiterated request, and we would specifically request your reply no later than close of business today, June 9, 2003.

Very truly yours,

/S/ DANIEL J. PARACKA

Mr. Daniel J. Paracka, Chairman of the Board Ribapharm Inc.